SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2003

Developers Diversified Realty Corporation

(Exact Name of Registrant as Specified in Charter)

Ohio	001-11690	34-1723097
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3300 Enterprise, Parkway, Beachwood, Ohio	44122
(Address of Principal Executive Offices)	(Zip Code)

(216) 755-5500

(Registrant's telephone number,
including area code)

Item 5. Other Events.

On March 19, 2003, Ernst & Young LLP consented to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-72519 and 333-70607) and Registration Statements on Form S-8 (Nos. 333-33819, 333-76537 and 333-85691) of Developers Diversified Realty Corporation, an Ohio corporation ("DDR"), of its report dated March 18, 2003, with respect to the consolidated financial statements of JDN Realty Corporation, a Maryland corporation and majority-owned subsidiary of DDR, included in the Current Report on Form 8-K of DDR, as filed with the Securities and Exchange Commission on March 19, 2003. A copy of the consent of Ernst & Young LLP is attached hereto as Exhibit 23.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits.

        Exhibit 23   Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Developers Diversified Realty Corporation

Date: March 21, 2003

By: /s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23   Consent of Ernst & Young LLP